                               FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                               AMENDMENT NO. 7 TO
                                  ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                              ____________________

                Date of end of last fiscal year: March 31, 2007

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________
N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Nathanael Richard
                                First Secretary
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EXPLANATORY NOTE

On July 3, 2008, correspondence intended to be filed with the Form 18-K/A hereby filed was filed in place of such Form 18-K/A.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (k)    2008-09 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

July 3, 2008                           By:  /s/ Irene Stich
                                       ---------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (k):     2008-09 First Quarter Ontario Finances

                                         EXHIBIT (k)

                                         2008-09 First Quarter Ontario Finances

ONTARIO FINANCES                                                                                            [Ontario logo]
2008-09 FIRST QUARTER                         QUARTERLY UPDATE - JUNE 30, 2008                         MINISTRY OF FINANCE
__________________________________________________________________________________________________________________________

__________________________________________________________________________________________________________________________

FISCAL SUMMARY                                                                               2008-09
                                                                          ________________________________________________
($ Millions)                                                   Interim            Budget          Current*         In-Year
                                                               2007-08             Plan           Outlook           Change
__________________________________________________________________________________________________________________________
Revenue                                                         96,563            96,920           96,920                -
Expense
   Programs                                                     86,997            87,279           87,279                -
   Interest on Debt                                              8,966             8,891            8,891                -
                                                       ___________________________________________________________________
Total Expense                                                   95,963            96,170           96,170                -
Reserve                                                              -               750              750                -
                                                       ___________________________________________________________________
SURPLUS / (DEFICIT)                                                600                 0                0                -
__________________________________________________________________________________________________________________________
* First-quarter fiscal forecast as at June 30, 2008.
__________________________________________________________________________________________________________________________

2008-09 FISCAL OUTLOOK
In the 2008 Ontario Budget, the government outlined a fiscal plan that projected a $600 million surplus in 2007-08, and ongoing balanced budgets between 2008-09 and 2010-11.

The 2008-09 first-quarter results indicate that the government remains on track to achieve the balanced budget outlook presented in the 2008 Budget. The revenue outlook at $96,920 million, and the total expense outlook at $96,170 million, are both unchanged from the fiscal outlook presented in the 2008 Budget.

The 2008-09 current outlook continues to include a $750 million reserve to help protect the fiscal plan against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.
As well, the government remains prudent and disciplined in its approach to managing the Province's finances.

The consensus forecast now predicts slower economic growth for Ontario than was predicted in the 2008 Budget. However, it is still too early in the fiscal year to determine how this will affect the Province's revenue and expense outlook.
Therefore, the government will continue to closely monitor risks to the economic and fiscal outlook, working to ensure that fiscal targets are met. The Province will also continue to make investments that support the five-point economic plan for growth and job creation in Ontario.

Final results for 2007-08 will be presented later in the summer in the Ontario
Public Accounts. The 2007-08 Ontario Public Accounts will confirm whether the
$600 million surplus projected in the 2008 Budget has been achieved, and whether the new Investing in Ontario Act, 2008, will be applied.

Updated information on the Province's medium-term fiscal outlook, including the management of the fiscal plan in the face of slower-than-anticipated economic growth, will be provided in the 2008 Economic Outlook and Fiscal Review later this fall.

_______________________________________________________________________________________________________
For further information contact                       Ce rapport est disponible en français
Communications and Corporate Affairs Branch           Pour plus de renseignements contactez
(416) 325-0333                                        Direction des communications et des
Frost Building North, Queen's Park                    affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                       Edifice Frost Nord, Queen's Park, Toronto M7A 1Z1
This document is available on the Internet at:        © Queen's Printer for Ontario, 2008
http://www.fin.gov.on.ca/english/budget/finances/2008/ofin081.html

ONTARIO FINANCES                                        ONTARIO ECONOMIC OUTLOOK
________________________________________________________________________________

ONTARIO ECONOMIC OUTLOOK

Ontario's growth is expected to be modest in 2008, following an increase of 2.2 per cent in 2007. Ontario's economy continues to be challenged by external factors including weak U.S. demand and the related turbulence in financial markets, rapidly rising oil prices, the ongoing high value of the Canadian dollar, increased competition from newly industrialized economies and restructuring in the auto sector. The outlook for 2008 has deteriorated since the March Budget, largely reflecting the unexpected rise in oil prices and weaker-than-expected U.S. demand for Ontario's exports. As of June 27, private-sector forecasters, on average, project Ontario real GDP growth of 0.6 per cent in 2008, down from 1.2 per cent at the time of the 2008 Budget. The Ministry of Finance's assumption for real GDP growth in the
2008 Budget (1.1 per cent) was below the average private-sector forecast at that time.

Private-sector forecasters, on average, expect nominal GDP (measured in current dollars) to increase by 2.7 per cent in 2008, down from 3.0 per cent at the time of the 2008 Ontario Budget.

More information on Ontario's economic performance in 2008 can be found in the
First Quarter Ontario Economic Accounts.

[Bar chart: Ontario Economic Outlook for 2008]

ONTARIO FINANCES                                      DETAILS OF IN-YEAR CHANGES
________________________________________________________________________________

FISCAL PERFORMANCE

REVENUE AT $96.9 BILLION

The revenue outlook, at $96,920 million, is unchanged from the fiscal outlook presented in the 2008 Budget. Risks to the 2008-09 revenue outlook include a decline in the private-sector average outlook for real economic growth in calendar-year 2008 and risks to Corporations Tax revenues related to write-offs in the financial sector. The revenue outlook, however, remains prudent with respect to other economic indicators including growth in 2008 wages and salaries, as well as retail sales. As new information becomes available, any changes to the revenue outlook will be provided in future fiscal updates.

TOTAL EXPENSE AT $96.2 BILLION

Total expense, at $96,170 million, is unchanged from the 2008 Budget forecast.
Ministry program expense changes this quarter, and the corresponding offsets, include:

•    Board of Internal  Economy:  An increase of $22.4 million for the Board of
     Internal  Economy,  which  manages the  operations of the  legislature  and related offices.

•    Ministry of Children and Youth  Services:  An increase of $11.6 million in funding to improve child  protection by establishing an individual  savings account program and a pooled fund for enhanced programming for children and youth in child  protection,  fully  offset from the  Operating  Contingency
     Fund.

•    Executive Offices: An increase of $1.1 million for international disaster relief in response to the  earthquake in Sichuan,  China and the cyclone in
     Burma,  to be distributed by the Canadian Red Cross,  and fully offset from the Operating Contingency Fund.

•    Ministry of Government and Consumer Services: An increase of $3.1 million for the transfer of responsibility  and funding from the Ministry of Health and Long-Term Care for call-centre services to ServiceOntario in support of the  Ministry of  Government  and Consumer  Services'  mandate as Ontario's customer gateway for government services.

•    Ministry of Health and Long-Term Care: A decrease of $3.1 million for the transfer of  responsibility  and funding to the Ministry of Government  and
     Consumer Services for call-centre  services at ServiceOntario in support of the  Ministry of  Government  and Consumer  Services'  mandate as Ontario's customer gateway for government services.

•    Operating  Contingency Fund: A decrease of $35.0 million in the Operating
     Contingency Fund, allocated to fund ministries' operating expense changes.

Interest on debt expense for the year remains unchanged from the 2008 Budget, at
$8,891.0 million.

RESERVE AT $0.8 BILLION

The 2008-09 fiscal outlook includes a $750 million reserve to help protect the fiscal plan against adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.
________________________________________________________________________________

ONTARIO FINANCES                                                                                          FISCAL PERFORMANCE
____________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________
STATEMENT OF FINANCIAL TRANSACTIONS                                                                                Current*
                                                                                                      Interim       Outlook
($ Millions)                                                2004-05       2005-06       2006-07       2007-08       2008-09
____________________________________________________________________________________________________________________________
Revenue                                                      77,841        84,225        90,397        96,563        96,920
Expense
    Programs                                                 70,028        74,908        79,297        86,997        87,279
    Interest on Debt                                          9,368         9,019         8,831         8,966         8,891
                                                      _____________________________________________________________________

Total Expense                                                79,396        83,927        88,128        95,963        96,170
Reserve                                                           -             -             -             -           750
                                                      _____________________________________________________________________
Surplus / (Deficit)                                          (1,555)          298         2,269           600             0
____________________________________________________________________________________________________________________________
Net Debt†,‡                                                 140,921       141,928       141,100       142,839       146,232
Accumulated Deficit†                                        125,743       109,155       106,776       106,176       106,176
____________________________________________________________________________________________________________________________

Note: Starting in 2005-06, the Province's financial reporting was expanded to include hospitals, school boards and colleges using one-line consolidation. Total expense prior to 2005-06 has not been restated to reflect expanded reporting.
*   First-quarter fiscal forecast as at June 30, 2008.
†   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the surplus/deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the surplus/deficit. For fiscal 2005-06, the change in the Accumulated
    Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector entities. For fiscal 2006-07, the change in the Accumulated Deficit includes an adjustment to the unfunded liability of the Ontario Electricity Financial Corporation made at the beginning of the year.
‡   Net Debt is restated in 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________

SELECTED ECONOMIC AND FISCAL STATISTICS
____________________________________________________________________________________________________________________________
                                                                                                                    Current*
                                                                                                        Interim     Outlook
                                                                   2004-05     2005-06      2006-07     2007-08     2008-09
____________________________________________________________________________________________________________________________
Gross Domestic Product (GDP) at Market Prices ($ Millions)         517,068     536,431      559,840     584,053     600,406
Ontario Population (000s) - July 1                                  12,420      12,565       12,705      12,804      12,920
Personal Income ($ Millions)                                       401,066     419,253      441,371     463,520     477,889
Personal Income per Capita (dollars)                                32,291      33,366       34,739      36,202      36,989
____________________________________________________________________________________________________________________________
Ontario Revenue as a per cent of GDP                                  15.1        15.7         16.1        16.5        16.1
Ontario Total Expense as a per cent of GDP                            15.4        15.6         15.7        16.4        16.0
Ontario Total Program Expense as a per cent of GDP                    13.5        14.0         14.2        14.9        14.5
Ontario Interest on Debt as a per cent of Total Expense               11.8        10.7         10.0         9.3         9.2
Ontario Interest on Debt as a per cent of GDP                          1.8         1.7          1.6         1.5         1.5
Ontario Surplus / (Deficit) as a per cent of GDP                      (0.3)        0.1          0.4         0.1         0.0
Net Debt as a per cent of GDP                                         27.3        26.5         25.2        24.5        24.4
Accumulated Deficit as a per cent of GDP                              24.3        20.3         19.1        18.2        17.7
____________________________________________________________________________________________________________________________
*   First-quarter fiscal forecast as at June 30, 2008.
Sources: Ontario Ministry of Finance and Statistics Canada.
____________________________________________________________________________________________________________________________

ONTARIO FINANCES                                            ECONOMIC PERFORMANCE
________________________________________________________________________________

________________________________________________________________________________

ONTARIO REAL GDP DOWN IN JANUARY-MARCH QUARTER
•    Ontario's real GDP edged down 0.3 per cent (1.4 per cent annualized) in the first quarter of 2008.
•    The decline in real GDP was due mainly to a significant run-down in business inventories, lower business investment and continuing weakness in exports.

JOB CREATION STEADY IN 2008
•    Ontario employment increased by 11,200 net new jobs in May, following a gain of 12,200 in April. The unemployment rate was 6.4 per cent.
•    Since December, employment has increased by 81,000 net new jobs. In 2007,
     Ontario employment increased by 101,100 net new jobs for a 1.6 per cent gain.

RETAIL SALES UP IN 2008
•    Over the first four months of 2008, Ontario retail sales are 6.5 per cent higher than during the same period in 2007.

INFLATION INCREASE IN MAY
•    The Ontario annual CPI inflation rate was 1.8 per cent in May (year to year), up from 1.3 per cent in April. Excluding energy prices, which increased 8.9 per cent in May from a year earlier, CPI inflation was 1.1 per cent in May, up from 0.8 per cent in April.

ACTIVITY IN HOUSING MARKET
•    In April, Ontario home resales were down 4.8 per cent from the same month a year ago to 20,174 units, marking the fifth consecutive monthly decline. Over the first four months of 2008, Ontario home resales are down 9.3 per cent from the same period last year to 60,566 units. Average resale prices are up 5.0 per cent so far this year.
•    Ontario housing starts decreased 7.0 per cent in May to 71,200 units, declining for the third consecutive month. On a year-to-date basis, urban-area housing starts are 21.4 per cent higher over the first five months of this year compared to the same period in 2007.

MANUFACTURING SALES AND INTERNATIONAL EXPORTS IN 2008
•    The value of Ontario manufacturing sales increased 1.4 per cent in April to $22.9 billion.
     Over the first four months of 2008, Ontario manufacturing sales are down 9.0 per cent from the same period last year.
•    In April, the value of Ontario international exports increased 2.0 per cent
     (Ministry of Finance estimate) while imports rose 7.0 per cent. So far this year,
     Ontario international exports are down 14.3 per cent from the same period last year while imports are down 7.5 per cent.
________________________________________________________________________________

ONTARIO FINANCES                                 ECONOMIC TRENDS AND PERFORMANCE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________

                                                  KEY ECONOMIC INDICATORS
                            (Per cent change from previous period, unless indicated otherwise)
____________________________________________________________________________________________________________________________
                                                                                              Quarterly
                                                          Annual    Annual _________________________________________________
                                                          2006      2007     07:1      07:2      07:3     07:4      08:1
                                                        ____________________________________________________________________
Output (Seasonally Adjusted)
    Real GDP                                 Ontario       2.5      2.2       0.8      0.8       0.2       0.1     (0.3)
    Nominal GDP                              Ontario       4.4      4.3       1.2      1.4       0.2       0.8      0.3
____________________________________________________________________________________________________________________________

                                                                                            Monthly 2008
                                                         Annual    Annual  _________________________________________________
                                                          2006      2007      Jan       Feb      Mar       Apr       May
                                                       _____________________________________________________________________
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                         78.2    116.2      (2.3)     31.5     21.9       6.9      14.3
    Employment (Change in 000s)                           95.0    101.1      12.9      46.2     (1.8)     12.2      11.2
    Unemployment Rate (%)                                  6.3      6.4       6.3       6.1      6.4       6.3       6.4
Household Sector
    Retail Sales                                           4.1      3.9       1.8      (1.7)     1.0       0.7       N/A
    Housing Starts (000s)*                                73.4     68.1      74.2      81.8     80.0      76.6      71.2
    MLS Home Resales**                                    (1.1)     9.5      (5.7)     (7.2)   (18.1)     (4.8)      N/A
Manufacturing Shipments                                   (3.2)    (1.1)      1.7       2.1     (3.2)      1.4       N/A
    Transportation Equipment                              (7.1)    (3.0)      3.4       8.8     (7.9)     (0.5)      N/A
Consumer Price Index**                                     1.8      1.8       2.1       1.5      0.8       1.3       1.8
____________________________________________________________________________________________________________________________
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
** Per cent change from a year earlier.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate
         Association.
____________________________________________________________________________________________________________________________

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

REVENUE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2008-09
                                                                                ____________________________________________
                                                                      Interim           Budget       Current*        In-Year
                                                                      2007-08             Plan       Outlook          Change
____________________________________________________________________________________________________________________________
Taxation Revenue
Personal Income Tax                                                       24,666        25,171        25,171              -
Retail Sales Tax                                                          16,880        17,206        17,206              -
Corporations Tax                                                          12,746        12,339        12,339              -
Employer Health Tax                                                        4,672         4,821         4,821              -
Ontario Health Premium                                                     2,708         2,809         2,809              -
Gasoline Tax                                                               2,357         2,380         2,380              -
Land Transfer Tax                                                          1,422         1,343         1,343              -
Tobacco Tax                                                                1,121         1,092         1,092              -
Fuel Tax                                                                     726           742           742              -
Electricity Payments-In-Lieu of Taxes                                        558           600           600              -
Other Taxes                                                                  466           472           472              -

                                                                  _________________________________________________________
                                                                          68,322        68,975        68,975              -
____________________________________________________________________________________________________________________________
Government of Canada
Canada Health Transfer (CHT)                                               8,445         8,826         8,826              -
Canada Social Transfer (CST)                                               3,872         4,089         4,089              -
Social Housing                                                               517           514           514              -
Wait Times Reduction Fund                                                    468           235           235              -
Infrastructure Programs                                                      219           234           234              -
Other Government of Canada                                                 3,343         2,559         2,559              -
                                                                   _________________________________________________________
                                                                          16,864        16,457        16,457              -
____________________________________________________________________________________________________________________________
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming Corporation                                     1,805         1,772         1,772              -
Liquor Control Board of Ontario                                            1,366         1,420         1,420              -
Ontario Power Generation Inc. and Hydro One Inc.                             930           930           930              -
Other Government Enterprises                                                   2             -             -              -
                                                                   _________________________________________________________
                                                                           4,103         4,122         4,122              -
____________________________________________________________________________________________________________________________
Other Non-Tax Revenue
Reimbursements                                                             1,524         1,412         1,412              -
Vehicle and Driver Registration Fees                                       1,027         1,044         1,044              -
Electricity Debt Retirement Charge                                           995         1,004         1,004              -
Power Sales                                                                  831           856           856              -
Sales and Rentals                                                            523           701           701              -
Other Fees and Licences                                                      624           615           615              -
Liquor Licence Revenue                                                       454           454           454              -
Net Reduction of Power Purchase Contract Liability                           398           373           373              -
Royalties                                                                    211           242           242              -
Miscellaneous Other Non-Tax Revenue                                          687           665           665              -
                                                                  _________________________________________________________
                                                                           7,274         7,366         7,366              -
____________________________________________________________________________________________________________________________
TOTAL REVENUE                                                             96,563        96,920        96,920              -
____________________________________________________________________________________________________________________________
* First-quarter fiscal forecast as at June 30, 2008.
____________________________________________________________________________________________________________________________

TOTAL EXPENSE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2008-09
                                                                                    ________________________________________
                                                                          Interim        Budget       Current*      In-Year
                                                                          2007-08         Plan        Outlook        Change
____________________________________________________________________________________________________________________________
Ministry Expense
Aboriginal Affairs**                                                        235.7          55.6          55.6             -
Agriculture, Food and Rural Affairs**                                       946.7       1,112.1       1,112.1             -
Attorney General                                                          1,686.8       1,592.4       1,592.4             -
Board of Internal Economy                                                   244.9         173.9         196.3          22.4
Children and Youth Services                                               3,703.3       4,074.3       4,085.9          11.6
Citizenship and Immigration                                                  91.3          88.6          88.6             -
Community and Social Services                                             7,617.8       7,727.2       7,727.2             -
Community Safety and Correctional Services                                2,004.7       2,110.4       2,110.4             -
Culture**                                                                   405.4         379.8         379.8             -
Economic Development and Trade**                                            457.2         445.3         445.3             -
Education                                                                   462.9         472.5         472.5             -
   School Boards' Net Expense                                            11,921.5      12,669.7      12,669.7             -
Energy                                                                      301.5         304.4         304.4             -
Environment                                                                 349.3         398.0         398.0             -
Executive Offices                                                            36.5          35.2          36.3           1.1
Finance                                                                     465.7         559.1         559.1             -
Francophone Affairs, Office of                                                5.0           5.2           5.2             -
Government and Consumer Services                                            958.4       1,102.0       1,105.1           3.1
Health and Long-Term Care                                                20,353.1      21,621.9      21,618.8          (3.1)
   Hospitals' Net Expense                                                17,382.7      18,436.3      18,436.3             -
Health Promotion                                                            367.3         389.7         389.7             -
Labour                                                                      159.8         170.2         170.2             -
Municipal Affairs and Housing**                                             847.1         795.9         795.9             -
Natural Resources                                                           803.3         780.5         780.5             -
Northern Development and Mines                                              343.6         357.5         357.5             -
Public Infrastructure Renewal**                                             619.3         (33.0)        (33.0)            -
Research and Innovation**                                                   396.0         382.8         382.8             -
Revenue                                                                     577.5         610.6         610.6             -
Small Business and Entrepreneurship                                          31.7          27.8          27.8             -
Tourism                                                                     242.5         176.1         176.1             -
Training, Colleges and Universities**                                     5,105.0       4,825.8       4,825.8             -
   Colleges' Net Expense                                                  1,508.7       1,414.5       1,414.5             -
Transportation**                                                          3,419.5       1,961.7       1,961.7             -
Other Expense
Capital Contingency Fund                                                        -         175.0         175.0             -
Interest on Debt                                                          8,966.0       8,891.0       8,891.0             -
Ontario Municipal Partnership Fund                                          916.7         934.8         934.8             -
One-Time and Extraordinary Assistance to Agriculture Sector                 283.7             -             -             -
Operating Contingency Fund                                                   50.0         420.0         385.0         (35.0)
Pension and Other Employee Future Benefits                                  522.0         715.0         715.0             -
Power Purchases                                                             831.0         856.0         856.0             -
Teachers' Pension Plan                                                      342.0          54.0          54.0             -
Year-End Savings                                                                -      (1,100.0)     (1,100.0)            -
____________________________________________________________________________________________________________________________
TOTAL EXPENSE                                                            95,963.2      96,169.7      96,169.7             -
____________________________________________________________________________________________________________________________
*   First-quarter fiscal forecast as at June 30, 2008.
**  The 2007-08 interim outlook includes one-time funding, as outlined in the Other Expense Table (Table 23) in the 2008
    Ontario Budget.
Notes: Numbers may not add due to rounding. Table does not reflect recently announced creation of the Ministry of Energy and Infrastructure.
____________________________________________________________________________________________________________________________

2008-09 INFRASTRUCTURE EXPENDITURES
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                     2008-09 Current Outlook*
                                                                ____________________________________________________________
                                                     Total                                    Transfers
                                                Infrastructure           Investment           and Other             Total
                                                 Expenditures            in Capital        Expenditures in     Infrastructure
Sector                                         2007-08 Interim             Assets          Infrastructure**     Expenditures
____________________________________________________________________________________________________________________________
Transportation
   Transit                                             1,925.3              901.0                 349.9             1,250.9
   Highways                                            1,345.7            1,484.3                     -             1,484.3
   Other Transportation+                                 832.8              520.5                  70.7               591.3
Health
   Hospitals                                             674.1            1,045.7                   2.5             1,048.2
   Other Health                                          241.8               60.8                 187.4               248.1
Education
   School Boards                                       1,000.4                  -               1,018.6             1,018.6
   Colleges                                              181.3              202.0                     -               202.0
   Universities                                          677.0                  -                  54.8                54.8
Water/Environment                                        259.5               16.3                 286.9               303.2
Municipal and Local Infrastructure++                     816.8               33.1                 273.1               306.2
Justice                                                  215.5              426.2                  49.7               475.9
Other                                                    700.8              244.9                 295.9               540.8
____________________________________________________________________________________________________________________________
TOTAL‡                                                 8,871.1            4,934.7               2,589.5             7,524.2
____________________________________________________________________________________________________________________________
*   First-quarter fiscal forecast as at June 30, 2008.
**  Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's Total Expenses in the Total Expense Table.
†   Other Transportation includes planning activities, property acquisition, and other infrastructure programs
    (e.g., Municipal/Local Roads, Remote Airports).
††  Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
‡   Total expenditures include $48 million in flow-throughs in Investment in Capital Assets (for provincial highways) and
    $225 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($15 million in Transportation,
    $15 million in Health, $67 million in Water/Environment and $128 million in Municipal and Local Infrastructure).
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

ONTARIO'S 2008-09 FINANCING PROGRAM
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
PROVINCE AND ONTARIO ELECTRICITY FINANCIAL CORPORATION
($ Millions)
____________________________________________________________________________________________________________________________

                                                                                                     2008-09

                                                               _____________________________________________________________
                                                                        Interim       Budget        Current*         Change
                                                                        2007-08        Plan         Outlook          In-Year
____________________________________________________________________________________________________________________________

Deficit / (Surplus)                                                        (600)            0              0              -
Non-Cash Adjustments                                                       (338)         (888)          (888)             -
Investment in Capital Assets                                              3,603         4,935          4,935              -
Net Loans / Investments                                                   2,257         1,320          1,090           (230)
Debt Maturities                                                          13,547        20,492         20,495              3
Debt Redemptions                                                          1,314         1,049          1,049              -
                                                               _____________________________________________________________
Total Funding Requirement                                                19,782        26,907         26,681           (227)
Canada Pension Plan Borrowing                                              (260)         (589)          (521)            68
Decrease / (Increase) in Short-Term Borrowing                            (1,363)       (2,000)        (2,000)             -
Increase / (Decrease) in Cash and Cash Equivalents                         (185)            0            159            159
____________________________________________________________________________________________________________________________
TOTAL LONG-TERM PUBLIC BORROWING REQUIREMENT                             17,973        24,318         24,318              -
____________________________________________________________________________________________________________________________
*     First-quarter fiscal forecast as at June 30, 2008.
Note: Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
BORROWING PROGRAM STATUS (AS AT JUNE 30, 2008)
($ Billions)
____________________________________________________________________________________________________________________________
                                                                         Completed            Remaining               Total
                                                          __________________________________________________________________
Province                                                                     6.7                 14.0                  20.7
Ontario Electricity Financial Corporation                                    1.2                  2.4                   3.6
____________________________________________________________________________________________________________________________
TOTAL                                                                        7.9                 16.4                  24.3
____________________________________________________________________________________________________________________________

•    Long-Term Public Borrowing completed as at June 30, 2008, totalled $7.9 billion as follows:

__________________________________________________________
                                              ($ Billions)
__________________________________________________________
Ontario Savings Bonds                             0.4
Domestic Issues                                   4.7
Global/US Dollar/Other Issues                     2.8
                                       __________________
                                                  7.9
__________________________________________________________

•    The $230 million decrease in Net Loans/Investments is mainly due to a decrease in loans to Ontario Power Generation (OPG)
     and Ontario Student Loan Trust (OSLT), partially offset by an increase in loans to colleges.

•    $68 million in Canada Pension Plan (CPP) borrowing was used by the Province to repurchase outstanding debt and was, therefore, unavailable for long-term public borrowing.

•    The $3 million increase in Debt Maturities reflects the impact of foreign exchange movements on maturing debt.

•    The increase in Cash and Cash Equivalents is mainly due to a decrease in Net Loans/Investments.